LOGO OMITTED

                                                           FOR IMMEDIATE RELEASE


                    TURKCELL ILETISIM HIZMETLERI A.S. REPORTS
                           THIRD QUARTER 2003 RESULTS

       Seasonality and Strong Turkish Lira Result In Record High Revenues

Istanbul, Turkey, October 30, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results as of and for the quarter ended September 30, 2003. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

       Figures in parentheses following the third quarter operational and financial results refer to the same item in the second quarter of 2003.


Highlights of the Quarter


     o Turkcell's financial and operational results improved significantly due to the continued impact of seasonality, positive consumer sentiment and appreciation of the Turkish Lira against the US Dollar in the third quarter of 2003.

     o Revenues increased 31% to US$764.6 million (US$583.7 million), a record high for a single quarter.

     o Turkcell added approximately 932,000 (927,000) net new subscribers during the third quarter of 2003, increasing the total number of subscribers to 18.2 million (17.2 million) as of September 30, 2003.

     o Blended ARPU increased 23% to US$14.2 (US$11.5) in the third quarter of 2003.

     o Turkcell recorded net income of US$116.8 (US$73.2) in the third quarter of 2003.

     o Interconnection agreements with Turk Telekom and Telsim have been revised.

     o The Telecommunications Authority announced the mobile termination rates for all mobile operators.

     o Turkcell initiated the process to redeem its US$300 million 15% Senior Subordinated Notes due 2005.


Summary of Financial and Operational Data

                                                Q3 2002      Q2 2003     Q3 2003

Number of total subscribers (million)              14.8         17.2        18.2
Number of post-paid subscribers (million)           4.6          4.7         4.7
Number of pre-paid subscribers (million)           10.2         12.5        13.5

Average revenue per user, blended (US$)            12.6         11.5        14.2
Average revenue per user, postpaid (US$)           25.4         25.5        32.1
Average revenue per user, prepaid (US$)             6.0          6.1         7.8

Churn (%)                                           3.4          4.0         3.9
Minutes of usage, blended, per month               61.7         59.9        65.7

Revenue (US$ million)                             534.3        583.7       764.6

EBITDA* (US$ million)                             230.7        217.9       351.1

Translation Gain/(Loss)  (US$ million)           (10.4)       (52.5)      (22.5)
Net Income/(Loss)  (US$ million)                   58.8         73.2       116.8

All figures are quarterly other than subscriber numbers.
* EBITDA is a non-GAAP financial measure. See page 11 for the reconciliation of EBITDA to net cash used for operating activities. Turkcell has changed the reporting of EBITDA as of the second quarter of 2003. The EBITDA figure for Q3 2002 has been recalculated for comparison.

Comments from the CEO, Muzaffer Akpynar

The favorable economic environment in Turkey continued to support our business in the third quarter of 2003. Consumer sentiment continued to improve as a result of positive macroeconomic indicators such as controlled inflation levels and the continued strength of the Turkish Lira. This positive consumer sentiment combined with a positive seasonal impact contributed to a strong improvement in our operational results and record-high revenues for a single quarter, in spite of a highly competitive landscape.

The third quarter of 2003 brought a very important development in the Turkish mobile industry. In September 2003 we signed an agreement with Turk Telekom to revise the interconnection rates for call termination fees in line with the regulations introduced by the Telecommunications Authority. Additionally, the Telecommunications Authority recently announced the call termination rates for each mobile operator, effective September 24, 2003. These developments removed some uncertainty surrounding the Turkish mobile industry and can be considered a step towards a more stable operating environment for all players in the market.

However, the implications of the new interconnection regime are not yet fully clear. Although the termination costs (wholesale prices) are now known, end-user tariff structures (retail prices) may be subject to change. The impact of the possible changes in end-user tariffs may have an impact on call traffic patterns and consumer behavior. As a result of this uncertainty, we remain cautious in providing forecasts on the impact of the new interconnection regime on our year-end and long-term results.

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

As proven by our quarterly results our operational performance has been sound and provided us with healthy cash flow. We are looking for ways to transform our cash into new investment areas for sustaining growth and creating value for all of our shareholders.

Currently, our accumulated loss based on Turkish Accounting Standards makes the distribution of a dividend in 2004 very unlikely, although the decision to distribute any dividend would be taken by the General Assembly upon eligibility under Turkish Accounting Standards. On the other hand, since the growth in the Turkish mobile market is becoming moderate, we are looking for growth opportunities. We believe that the regional business opportunities as a mobile player and investments in other technology based business are two strategic areas which we could pursue as part of our general growth strategy along with our current GSM operations in Turkey. Our participation in recent bidding of the GSM tender in Iraq as well as our attempt for possible acquisition of Digital Platform are two examples of this strategy.

We perceive an investment in Digital Platform as an opportunity to create value for the company from both a strategic and a financial standpoint. On September 4, 2003, our Board of Directors had unanimously authorized Turkcell management to enter into discussions to purchase the majority stake of Digital Platform and to initiate a process of both financial and legal due diligence. The evaluation process is ongoing and the purchase may be realized upon final board approval as well other necessary approvals.


Overview

Financial Results

Turkcell's financial results were positively impacted by seasonality and the continued strength of the Turkish Lira against the US Dollar in the third quarter of 2003. Revenues increased 31% to US$764.6 million (US$583.7 million) primarily due to the improvement in mobile usage, the appreciation of the Turkish Lira against the US Dollar, and the increase in the subscriber base.

Revenues were negatively impacted by the interconnection dispute with Turk Telekom as Turk Telekom continued to make partial interconnection payments to Turkcell during the third quarter of 2003. The impact of the dispute on revenues was US$47.7 million, excluding taxes, for the third quarter of 2003. Pursuant to the new agreement signed with Turk Telekom, the method for calculation of interconnection revenues has changed effective September 20, 2003. More information on the agreement is provided in this release in the section "Regulatory Environment: Interconnection Agreements Amended." Going forward, Turkcell expects to receive monthly interconnection payments in full from Turk Telekom based on the revised agreement.

In line with the overall improvement in financial results, EBITDA increased 61% to US$351.1 million (US$217.9 million) mainly due to higher revenues, a decline in translation loss and a relatively lower operational cost base in the third quarter of 2003.

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

Turkcell incurred a translation loss of US$22.5 million (US$52.5 million) in the third quarter of 2003 due to the 3% appreciation of the Turkish Lira against the US Dollar. As Turkcell carries significant reserves against legal disputes on its balance sheet, and nearly all of the reserves are calculated in Turkish Lira, the appreciation of the Turkish Lira resulted in a translation loss in the third quarter of 2003. However, the translation loss declined significantly in the third quarter of 2003 due to the relatively lower appreciation of Turkish Lira during the period compared to the previous quarter.

Turkcell's net income increased to US$116.8 million (US$73.2 million) in the third quarter of 2003.


Debt Redemption and New Financing

During the third quarter of 2003, Turkcell paid a total of US$66.3 million of debt in principal and interest. As of September 30, 2003, Turkcell's total outstanding financial debt was reduced to approximately US$1.0 billion from US$1.3 billion at the end of 2002.

In the third quarter of 2003, Turkcell initiated the redemption of its 15% Senior Subordinated Notes due 2005. On October 8, 2003, Cellco Finance, Turkcell's financing vehicle, announced that the holders of almost 90% in aggregate principal amount of its outstanding 12.75% Senior Notes due 2005 have consented to the proposed redemption. The redemption price is 103.75% and the redemption is expected to be complete on or around November 10, 2003.

On September 19, 2003, Turkcell gave a mandate to HSBC Istanbul Main Branch ("HSBC") and The Islamic Development Bank ("IDB") to arrange financing of up to US$100 million with a maturity of two years from each drawdown of the financing. The financing will be structured in the form of a syndication, which will be led by HSBC and the IDB. The availability period will be 180 days from the signing date and the grace period will be one year from each drawdown. The new financing arrangement will be unsecured and used for certain qualified equipment purchases in 2003 and 2004.

Today, Turkcell received a commitment letter from Yapi ve Kredi Bankasi A.(a). for a cash loan facility of US$150 million. The commitment letter has a maturity of one year from today and is subject to renewal with the consent of both parties.

The recent debt restructuring is in line with Turkcell's long-standing strategy of improving its balance sheet by decreasing financing costs and increasing the maturity of its debt. Turkcell continues to evaluate financing alternatives and Turkcell believes that it has the flexibility to borrow from a broad lending base at competitive rates going forward.

In the fourth quarter of 2003, Turkcell plans to repay approximately US$400.1 million of outstanding debt, including principal and interest, with cash generated from operations. Turkcell will make a total debt repayment of US$806.2 million in 2003 and anticipates no difficulty in meeting its repayment obligations for the remainder of 2003.

Turkcell's cash position improved in the third quarter of 2003. Turkcell ended the quarter with US$696.2 million (US$443.8 million) in cash.

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

Subscriber Growth Continued

Positive consumer sentiment in the Turkish business environment continued to support Turkcell's acquisition of new subscribers in the third quarter of 2003. As a result, Turkcell increased its customer base by 5% to 18.2 million (17.2 million) during the period. Total new gross additions during the third quarter of 2003 consisted of approximately 91% prepaid and 9% postpaid subscribers. The number of Turkcell's prepaid subscribers increased to 13.5 million (12.5 million) and the number of Turkcell's postpaid subscribers remained stable at
4.7 million (4.7 million) in the third quarter of 2003.

Turkcell's acquisition cost per subscriber (SAC) increased 20% to US$29.6 (US$24.7) mainly due to the appreciation of the Turkish Lira against the US Dollar during the third quarter of 2003 and periodical campaigns for distribution network and end-users during the third quarter of 2003.


Usage and ARPU

Turkcell's blended monthly minutes of usage (MoU) increased by 10% to 65.7 minutes (59.9 minutes) in the third quarter of 2003. Seasonality and positive consumer confidence supported by segmented volume campaigns during the quarter had a positive impact on the mobile usage of its customers.

Both postpaid and prepaid ARPU were positively impacted by the increase in usage and the appreciation of the Turkish Lira against the US Dollar in the third quarter of 2003. As a result, postpaid ARPU increased by 26% to US$32.1 (US$25.5) and prepaid ARPU increased by 28% to US$7.8 (US$6.1) during the period. Blended ARPU increased by 23% to US$14.2 (US$11.5) in the third quarter of 2003.


The Competitive Landscape

In the third quarter of 2003, Turkcell maintained its leadership position in the Turkish mobile market in terms of both overall market share and its share of new subscriber acquisitions. Competition remained focused on tariffs price in the quarter. However, Turkcell continued to compete successfully through loyalty programs and volume based campaigns consistent with Turkcell's segmentation approach, rather than price cuts.

Turkcell's churn level decreased to 3.9% (4.0%) in the third quarter of 2003. The decrease in churn was mainly due to the relatively lower level of prepaid acquisitions in the previous quarters and proactive and reactive segmented churn prevention activities.

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

Regulatory Environment: Interconnection Agreements Amended

On September 20, 2003, Turkcell signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998, between Turkcell and Turk Telekom ("the Agreement"). Turkcell and Turk Telekom amended pricing terms of the Agreement in response to the Access and Interconnection Regulation introduced by the Telecommunications Authority in May 2003. The Amended Agreement came into effect as of the signature date.

According to the Amended Agreement, Turk Telekom will pay TL210.000 per minute to Turkcell for traffic originating on Turk Telekom's network and terminating on Turkcell's network. This rate, after quarterly revisions, will be subject to a discount of 4.762% in May 2004. Turkcell will pay TL50.000 per minute for local traffic and a net amount of TL70.000 for metropolitan and long distance traffic originating on Turkcell's network and terminating on Turk Telekom's network.

On October 13, 2003, Turkcell also signed a new agreement with Telsim, revising the pricing terms of the interconnection agreement signed on October 4, 1999. However, on October 17, 2003, the Telecommunications Authority resolved that Turkcell will receive TL178,750 per minute for calls originating on all other mobile operators' networks and terminating on Turkcell's network. According to the resolution, Turkcell will pay TL178,750 per minute for calls originating on its network and terminating on Telsim's network. Turkcell will pay TL233,750 per minute for calls originating on its network and terminating on Aria's or Aycell's network.

All the rates are set in Turkish Lira and will be revised by the parties every three months based on the consumer price index. The amended pricing terms will be applicable until the end of June 2004. All rates are net of all applicable taxes.

The revised interconnection agreements dictate relatively lower rates for mobile call termination. Turkcell expects its interconnection revenues to be impacted negatively as a result of these lower termination rates assuming no change in the current tariff structure. However, mobile network operators may revise their end user tariffs. Although Turkcell expects a change in the traffic and revenue composition as a result of the lower termination rates, it is currently unable to assess the complete impact on interconnection revenues due to possible changes on end-user tariffs.

Legal Issue Developments

Treasury Share on Interconnection Revenues:

In March 2001, Turkcell ceased including its interconnection revenues in the gross revenue for its Treasury Share payments to the Turkish Treasury. The Turkish Treasury informed Turkcell that it believed that Turkcell was required to include Turkcell's interconnection revenues in the gross revenue base. After failing to reach an agreement on the matter with the related authorities, Turkcell

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

initiated an arbitration suit in the ICC International Court of Arbitration in October 2001. Turkcell computed and paid the Treasury Share using the gross revenue base excluding the interconnection revenues based on an injunction received from the local court in November 2001. However, Turkcell calculated and reported the disputed amount in its financial reports as a reserve for this legal dispute.

On October 9, 2003, the ICC International Court of Arbitration completed its hearings and ordered that the interconnection revenues should be included in the calculation of the Treasury Share to the Turkish Treasury. The disputed amount totals US$485 million as of September 30, 2003 and is included in the balance sheet at that date. Turkcell plans to take the necessary legal action against the ICC ruling.

Dispute on Frequency Usage Fee Payment:

In January 2002, Turkcell applied to the Telecommunications Authority (the "Authority") requesting it to review the protocol obligating Turkcell to collect frequency usage fees from its subscribers on the grounds that it was impossible to collect these fees from prepaid subscribers. Upon the Authority's February 2002 request to pay the frequency usage fees, Turkcell filed a lawsuit against the Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from prepaid subscribers. In July 2002, the court decided in favor of Turkcell. However, the Authority appealed the decision and, in March 2003, the Court of Appeals accepted the Authority's appeal and annulled the decision of the lower court.

After the Court of Appeals' decision, Turkcell paid TL86.9 trillion (US$63.1 million, as of September 30, 2003) for the year 2003. Turkcell did not pay the fees due for 2002, as the legal process was ongoing. However, Turkcell accrued legal reserves in its financials. The disputed amount for the year 2002 is TL52.3 trillion (US$38.0 million, as of September 30, 2003) in principal and TL69.6 trillion (US$50.6 million as of September 30, 2003) in interest as of September 30, 2003.

The lower court revised its decision to be consistent with the Court of Appeal's decision, and rejected Turkcell's request to cancel the protocols obligating it to collect the frequency usage fees from the prepaid subscribers. The decision is final and not subject to appeal.

International Operations

Fintur's GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 239,000 (158,000) net new subscribers in the third quarter of 2003, bringing the total subscriber numbers to approximately 2.1 million (1.9 million) subscribers as of September 30, 2003. The combined revenue for the business was US$93 million (US$78 million) for the third quarter of 2003 and the business was EBITDA positive in all countries. Turkcell owns 41.45% of Fintur and accounts for its investment in Fintur using the equity method.

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

Proposed Acquisition of Digital Platform

On September 4, 2003, Turkcell announced its intention to acquire a majority stake in Digital Platform, the leading digital satellite TV broadcaster in Turkey, after Turkcell Board of Directors unanimously authorised Turkcell's management to enter into discussions to purchase the 72.5% stake from Yapi Kredi Bankasi A.S. ("YKB") and its subsidiaries and to initiate legal and financial due diligence. Turkcell intends to acquire the Digital Platform shares through Turktell, its wholly owned subsidiary. The proposed acquisition of Digital Platform is subject to approval of the Board of Directors and other approvals.

If Turkcell's Board of Directors decides to proceed with the purchase, Turktell will use an option to buy the Digital Platform shares at book value, approximately US$108 million, granted by the Turkish Banking Authority, the controlling entity of YKB, to the Cukurova Group on January 31, 2003. Turkcell management bases its valuations solely on Digital Platform's current business and does not include estimates of potential benefits from future synergies and convergence between Turkcell and Digital Platform.

Although Turkcell's management values Digital Platform as an important financial investment regardless of potential future synergies, management also believes that Digital Platform will provide additional strategic value to Turkcell. Digital Platform is regarded as being an attractive acquisition opportunity that will strengthen Turkcell's future market position due to media sector convergence in Turkey, content-related synergies between Turkcell's and Digital Platform's businesses and Digital Platform's overall market potential as a financial investment.

Digital Platform offers its subscribers exclusive channels, as well as free-to-air TV channels and radio stations in one compact system through various subscription packages. Digital Platform offers additional services such as pay-per-view channels, Digiturk Magazine, interactive TV applications and enhanced data services, such as home-banking, home shopping, games and information services. Digital Platform holds the exclusive broadcasting rights of the Turkish Super Football League until May 2004.


Financial and Operational Review

The following discussion focuses principally on the developments and trends in Turkcell's business in the third quarter of 2003 compared to the second quarter of 2003. For your information, selected financial information for the third quarter of 2002 is included at the end of this press release.

1.SUBSCRIBERS

Turkcell acquired approximately 932,000 (927,000) net new subscribers in the third quarter of 2003. New gross subscribers acquired in the third quarter of 2003

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

consisted of 91% prepaid and 9% postpaid subscribers. Turkcell's subscriber base increased 6% to 18.2 million (17.2 million) at September 30, 2003. The overall subscriber base at September 30, 2003 consisted of 13.5 million prepaid and 4.7 million postpaid subscribers.

2.REVENUES

Revenues increased 31% to US$764.6 million (US$583.7 million) primarily due to the improvement in mobile usage, the appreciation of the Turkish Lira against the US Dollar and the increase in the subscriber base in the third quarter of 2003.

However, revenues were negatively impacted by the interconnection dispute with Turk Telekom as Turk Telekom continued to make partial payments for its monthly interconnection payment to Turkcell during the third quarter 2003. The impact of the dispute on revenues was US$47.7 million excluding taxes for the third quarter of 2003.

3.ARPU

Both postpaid and prepaid ARPU were positively impacted by the increase in usage and the appreciation of the Turkish Lira against the US Dollar in the third quarter of 2003. As a result, postpaid ARPU increased by 26% to US$32.1 (US$25.5) and prepaid ARPU increased by 28% to US$7.8 (US$6.1) during the period.

Blended ARPU increased by 23% to US$14.2 (US$11.5) in the third quarter of 2003.

4.MoU

Turkcell's blended monthly minutes of usage (MoU) increased by 10% to 65.7 minutes (59.9 minutes) in the third quarter of 2003. Seasonality and the improvement in consumer confidence supported by segment based volume campaigns during the quarter positively impacted the mobile usage of its customers.

5.EBITDA

In line with the overall improvement in financial results, EBITDA increased 61% to US$351.1 million (US$217.9 million) mainly due to higher revenues, a decline in translation loss and a relatively lower operational cost base in the third quarter of 2003.

6.Translation LOSS

Turkcell incurred a translation loss of US$22.5 million (US$52.5 million) in the third quarter of 2003 due to the appreciation of the Turkish Lira against the US Dollar. As Turkcell carries significant reserves against legal disputes on its

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

balance sheet, and nearly all of the reserves are calculated in Turkish Lira, the appreciation of the Turkish Lira resulted in a translation loss in the third quarter of 2003. However, the translation loss declined significantly in the third quarter of 2003 due to relatively lower appreciation of Turkish Lira during the period compared to the previous quarter.


7.CHURN RATE

Churn refers to disconnected subscribers, both voluntary and involuntary. Turkcell's quarterly churn rate decreased 3% to 3.9% (4.0%) in the third quarter of 2003.

Turkcell believes that it has an adequate bad debt provision in its financial statements for such non-payments and disconnections.

8.PROFIT & LOSS AND BALANCE SHEET STATEMENTS

Net income

Turkcell posted net income of US$116.8 million (US$73.2 million) for the third quarter of 2003. The increase in net income was due to the increase in revenues and relatively stable cost base.

Direct cost of revenues

Direct cost of revenues increased 21% to US$441.4 million (US$363.6 million) for the third quarter of 2003. Direct cost of revenues increased mainly due to the increase in treasury share and interconnection expenses in line with the increase in revenues, increase in wages and salaries due to salary increase in July and increase in radio cost due to the full effect of radio network operations started in the second quarter of 2003.

Depreciation and amortization

Depreciation and amortization expenses remained stable at US$105.1 million (US$104.9 million) for the third quarter of 2003.

Selling and marketing expenses

Selling and marketing expenses increased 16% to US$67.0 million (US$57.7 million) in the third quarter of 2003 mainly due to the appreciation of the Turkish Lira against the US Dollar, periodical campaigns for distribution network and end-users and the sponsorship expenses related with Turkish premier football league.

Acquisition cost per subscriber increased slightly to US$29.6 (US$24.7) in the third quarter of 2003.

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


General and administrative expenses

General and administrative expenses increased 14% to US$30.3 million (US$26.6 million) for the third quarter of 2003 mainly due to a one-time cost related to taxes on roaming revenues.

Bad debt expense, before deducting collections, as a percentage of revenues, was 1.3% (1.4%) for the third quarter of 2003.

Equity in net income of unconsolidated investees

Equity in net income of unconsolidated investees was US$6.6 million (US$4.3 million) for the third quarter of 2003.

Net interest expense

Net interest expense decreased 22% to US$48.9 million (US$59.6 million) for the third quarter of 2003 due to the increase in interest income in line with the increase in average balance of term deposits.

Total assets

In the third quarter of 2003, Turkcell's total assets increased by 10% to US$3,652.3 million (US$3,378.7 million) at September 30, 2003.

Capex

Capital expenditures in the third quarter of 2003 were US$39.0 million (US$39.1 million).

Debt

As of September 30, 2003, Turkcell had a total indebtedness of US$1,011.3 million (US$1,034.9 million).

Reconciliation of Non-GAAP Financial Measures

The SEC recently adopted new rules regarding the use of non-GAAP financial measures. We believe that EBITDA, a measure commonly used in the telecommunications industry, can enhance the understanding of our operating results. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.

EBITDA equals net income (loss) before depreciation and amortization, interest expense and income tax benefit (expense). EBITDA is not a measurement of financial performance under US GAAP and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

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

                                                                  Q3 2002      Q1 2003       Q2 2003      Q3 2003
                                                            -------------- ------------ ------------- ------------
EBITDA                                                            230.7        232.3         217.9        351.1
  Minority interest                                                 0.1          0.4           0.3          1.8
  Equity in net (income) loss of unconsolidated investees           0.2          2.2           4.3          6.6
  Interest expense                                               (67.8)       (87.7)        (80.6)       (85.3)
  Net increase in assets and liabilities                          153.6         74.2          70.7         56.4
Net cash provided by operating activities                         316.2        216.2         203.4        313.8



  Forward-Looking Statements

  This release may include forward-looking statements within the meaning of
  Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe" or "continue."

  Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

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